UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

August 12, 2004

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

Basic Agreement Regarding the Management Integration

of Mitsubishi Tokyo Financial Group and UFJ Group

Tokyo, August 12, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have, subject to the approval by the shareholders and the relevant authorities, concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups.

1. Outline of Management Integration

(i) As the needs of customers in Japan and abroad become diversified and sophisticated, Mitsubishi Tokyo Financial Group and UFJ Group aim, through their management integration, to create a “premier comprehensive global financial group” that is competitive worldwide, and to provide customers with products and services of the highest quality.

(ii) By this management integration, we will create a highly competitive group with strong presence in the core financial business areas, such as banking, trust business, securities, asset management, credit card, consumer finance, and lease. Through a close collaboration among the group companies, we will strengthen our organizational capabilities to respond comprehensively and flexibly to a wide variety of our customers’ financial needs.

(iii) In the domestic market, the new comprehensive financial group’s network will be well-balanced geographically among the Tokyo, Nagoya and Osaka metropolitan areas, while in overseas markets, it will have the number one global network among Japanese banking groups. The new group will also have a diverse customer base ranging from individual customers, small and medium-sized companies to large companies. The combination of the two groups will be extremely complementary in terms of business operations and branch networks. By leveraging the respective strengths of each group, and by further pursuing efficiencies throughout the new group, we will aim to improve the standard of our products and services and seek to provide significant benefits expected from this management integration to our customers and shareholders.

(iv) Two groups will be integrated based on equal spirit. Furthermore, founded on the key principles of trust and reliability, both groups will foster a corporate culture that will fully realize the abilities of our personnel, aim to significantly strengthen corporate governance, and will contribute to the prosperity of our customers, society and the economy, and to raise shareholder value as a reliable comprehensive financial services group.

2. Integration structure

We are considering the integration structures as follows.

(i) Holding companies

Mitsubishi Tokyo Financial Group, Inc and UFJ Holdings, Inc. will merge, with MTFG as the surviving company.

(ii) Banks

The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited will merge, with BTM, a wholly-owned subsidiary of the new holding company, as the surviving company.

(iii) Trust banks

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited will merge, with MTB, a wholly-owned subsidiary of the new holding company, as the surviving company.

(iv) Securities companies

Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd. will merge, with Mitsubishi Securities as the surviving company, and becoming a directly or indirectly owned subsidiary of the new holding company.

(v) Group companies other than banks, trust banks and securities companies

In order to realize the purpose of management integration, group companies other than banks, trust banks and securities companies will consider the integration after receiving the cooperation of the relevant companies, if necessity arises.

3. Integration schedule

The integration of the two groups’ holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005, subject to receiving approval from the relevant authorities as stipulated by law.

4. Company names

(i)	The planned name of the new holding company is Kabushikikaisha Mitsubishi UFJ Holdings in Japanese, and Mitsubishi UFJ Holdings, Inc. in English

(ii)	The planned name of the new bank is Kabushikikaisha Mitsubishi Tokyo UFJ Ginko in Japanese, and The Bank of Tokyo-Mitsubishi UFJ, Ltd. in English

(iii)	The planned name of the new trust bank is Mitsubishi UFJ Shintaku Ginko Kabushikikaisha in Japanese, and Mitsubishi UFJ Trust and Banking Corporation in English

(iv)	The planned name of the new securities company is Mitsubishi UFJ Shouken Kabushikikaisha in Japanese, and Mitsubishi UFJ Securities Co., Ltd. in English

5. Locations of Headquarters

(i)	New holding company

The current headquarters of MTFG (Chiyoda-ku, Tokyo)

(ii)	New bank

The current headquarters of BTM (Chiyoda-ku, Tokyo)

(iii)	New trust bank

The current headquarters of MTB (Chiyoda-ku, Tokyo)

(iv)	New securities company

The current headquarters of Mitsubishi Securities (Chiyoda-ku, Tokyo)

6. Representatives (Planned)

(i) New holding company

Chairman	: Ryosuke Tamakoshi;	Deputy Chairman : Haruya Uehara;
President	: Nobuo Kuroyanagi

(ii) New bank

Chairman	: Shigemitsu Miki;	Deputy Chairman : Ryosuke Tamakoshi;
President	: Nobuo Kuroyanagi;	Deputy President : Takamune Okihara

(iii) New trust bank

Chairman	: Akio Utsumi;	President : Haruya Uehara;
Deputy President	: Shintaro Yasuda

(iv) New securities company

Chairman	: Yasumasa Gomi;	Deputy Chairman : Koichi Kane;
President:	: Kimisuke Fujimoto

7. Integration Ratio

The respective merger or other integration ratios for the holding companies, banks, trust banks and securities companies will be decided on the basis of forthcoming discussions considering rational assessments, including valuation reports by outside institutions.

The organization, capital, specific integration procedures, and other matters regarding the new holding company, new bank, new trust bank and new securities company will be decided on the basis of forthcoming discussions.

8. Stock Exchange listings

It is planned that the new holding company will be listed in Japan on the stock exchanges of Tokyo, Osaka and Nagoya, and overseas on the stock exchanges of New York and London.

9. Business tie-ups

Prior to integration, the holding companies, banks, trust banks and securities companies will, in order to improve customers’ convenience and enhance our service standard, enter into business tie-ups in accordance with the purpose and spirit of management integration.

10. Organization to promote integration

To promote prompt and smooth integration of management and operation, an integration committee will be established with the president of MTFG as committee chairman and the president of UFJ Holdings as deputy chairman.

A bank integration committee, a trust bank integration committee, and a securities company integration committee will also be established at banks, trust banks and securities companies, respectively.

The purpose of management integration of MTFG and UFJ is to create a “premier comprehensive global financial group” that is competitive worldwide to provide products and services of the highest quality from the customer-oriented point of view. In order to realize this purpose, we would like related parties to share the spirit of our management integration.

*            *            *

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Contacts:

MTFG	Corporate Communications Office	Tel: 81-3-3240-8149

UFJ	Gavin Anderson & Company	Tel: 81-3-5404-0640

BTM	Public Relations Office	Tel: 81-3-3240-2950

UFJ Bank	Gavin Anderson & Company	Tel: 81-3-5404-0640

MTB	Public Relations Section	Tel: 81-3-6214-6044

UFJ Trust	Public Relations Office	Tel: 81-3-3218-0775

Mitsubishi Securities	Public Relations Office	Tel: 81-3-6213-6124

UFJ Tsubasa Securities	Public Relations Department	Tel: 81-3-5222-8355

Creation of A Premier Comprehensive Global Financial Group
M T F G
Preeminent domestic network with well-balanced coverage of Tokyo, Nagoya and Osaka metropolitan areas and leading global network among Japanese banks
Outstanding customer base in all segments ranging from retail to high net worth customers, and from SMEs to large corporations
Outstanding presence in trust business such as asset management and administration, real estate and stock transfer agency
Solid group of affiliates ranging from leading full service securities firms to consumer loan and consumer credit companies
Solid corporate governance structure meeting the needs of a global bank
U F J

<Reference: Complementarity in operations and regions>

Lending portfolios (As at end March 2004)

Since over half (53%) of MTFG’s lending is to large companies, etc or overseas borrowers and UFJ’s lending is weighted towards medium- and small-sized companies and individuals (64%), the management integration will enable us to create a balanced portfolio.

Note: MTFG figures are the sum of the non-consolidated figures of BTM and MTBC (Banking accounts + Trust accounts). UFJ figures are the sum of the non-consolidated figures of UFJ Bank (including two separated subsidiaries) and UFJ Trust Bank (Banking accounts + Trust accounts).

Domestic and overseas networks (As at end March 2004)

77% of MTFG’s domestic branches are concentrated in Eastern Japan while in contrast UFJ is more balanced with 28% of its branches in Central Japan and 34% in Western Japan. MTFG has the leading overseas network among Japanese banks with 81 locations. Integration of the two groups should thus be highly complementary.

Note: For MTFG, this figure comprises the sum of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings, it comprises the sum of UFJ Bank Limited and UFJ Trust Bank Limited.

MTFG UFJ

Commercial banking
Bank of Tokyo-Mitsubishi
Aiming at integration by Oct. 1, 2005
UFJ Bank
Trust banking
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank
Securities
Mitsubishi Securities
UFJ Tsubasa Securities
Me Net Securities
kabu.com Securities
Investment trusts
Asset management
Tokyo Mitsubishi Asset Management
Mitsubishi Trust Asset Management
To be integrated as Mitsubishi Asset Management (Oct. 1, 2004)
UFJ Partners Asset Management
UFJ Asset Management
Kokusai Asset Management
Mitsubishi Tokyo Wealth Management Securities
The Master Trust Bank of Japan
Consumer finance, Credit cards, Consumer credit
DC Card
UFJ Card
Tokyo-Mitsubishi CashOne
Mobit
ACOM
Nippon Shinpan
Leasing
Diamond Lease
UFJ Central Leasing
BOT Lease
NBL
IT
Diamond Computer Service
UFJ & Hitachi Systems
UFJIS
Overseas subsidiaries
Mitsubishi Securities International plc
UFJ International Plc
UnionBancal Corporation
Consolidated subsidiary
Equity-method accounting affiliate
Other related company

<Outline of the Groups (1)>

[Group Consolidated]

(Consolidated, as of end March 2004)

	Mitsubishi Tokyo Financial Group, Inc.		UFJ Holdings, Inc.		Combined

Date of establishment	April 2, 2001		April 2, 2001		—

Registered Head Office	2-4-1, Marunouchi, Chiyoda-ku, Tokyo		3-5-6, Fushimimachi, Chuo-ku, Osaka		—

Representative	Nobuo Kuroyanagi, President & CEO		Ryosuke Tamakoshi, President & CEO		—

Shareholders’ capital	Yen 1,258,052 million		Yen 1,000,000 million		—

Number of Outlets (Note 1)	396		485		881

In Japan	315		459		774

Overseas	81		26		107

Number of consolidated employees (Note 2)	43,627		34,269		77,896

Total assets	Yen 106,615.4 billion		Yen 82,134.4 billion		Yen 188,749.9 billion

Deposits	Yen 66,097.5 billion		Yen 52,975.7 billion		Yen 119,073.3 billion

Loans	Yen 46,590.1 billion		Yen 42,462.6 billion		Yen 89,052.7 billion

Net assets	Yen 4,295.2 billion		Yen 1,665.0 billion		Yen 5,960.3 billion

Trust assets (Note 3)	Yen 55,876.3 billion		Yen 36,184.8 billion		Yen 92,061.2 billion

Gross business profit (Note 4)	Yen 1,773.5 billion		Yen 1,625.2 billion		Yen 3,398.8 billion

Net business profit (Note 5)	Yen 793.1 billion		Yen 921.5 billion		Yen 1,714.7 billion

BIS capital ratio (International Standard)	12.95%		9.24%		11.24%

Tier1 Ratio	7.14%		4.70%		6.02%

Deferred tax assets outstanding (net)	Yen 655.5 billion		Yen 1,395.7 billion		Yen 2,051.3 billion

Ratio of DTA to Tier1 Capital	16.9%		64.1%		33.9%

Number of shares outstanding	6,572 thousand		5,824 thousand		—

Common shares	6,476 thousand		5,093 thousand		—

Preferred shares	96 thousand		731 thousand		—

	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue

	Japan Trustee Services Bank, Ltd. (Trust Account)	6.32%	State Street Bank and Trust Company 505010	5.30%

	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.93%

Major Shareholders	State Street Bank and Trust Company	3.31%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.34%

	Hero & Co.	2.75%	State Street Bank and Trust Company	2.89%

	Meiji Yasuda Life Insurance Company (Pension trust account)	2.70%	Nippon Life Insurance Company	2.74%

	The Tokio Marine and Fire Insurance Co., Ltd.	2.26%	Toyota Motor Corporation	2.69%

Notes:	1. Figures of MTFG are aggregates of Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking Corporation, those of UFJ Holdings are aggregates of UFJ Bank and UFJ Trust Bank
2.	Figures include local employees in overseas offices and do not include temporary and part-time employees
3.	Figures include trust assets under the Service-Shared Co-Trusteeship
4.	Before credit costs for trust accounts
5.	Before credit costs for trust accounts and provision for formula allowance for loan losses

<Outline of the Groups (2)>

[Commercial Banks]

(Non-consolidated, as of end March 2004)

	The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Ltd.	Combined
Date of establishment	August 1919	December 1933	—

Registered Head Office	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	3-21-24, Nishiki, Naka-ku, Nagoya	—

Representative	Nobuo Kuroyanagi, President	Takamune Okihara, President	—

Shareholders’ capital	Yen 871,973 million	Yen 843,582 million	—

Credit rating	A-(S&P)	BBB(S&P)	—

(As of August 11, 2004)	A2(Moody’s)	A3(Moody’s)	—

Number of Outlets (Note 1)	340	446	786

In Japan	267	420	687

Overseas	73	26	99

Number of Employees (Note 2)	17,714	16,911	34,625

Total assets	Yen 76,437.4 billion	Yen 70,712.5 billion	Yen 147,149.9 billion

Deposits	Yen 51,819.4 billion	Yen 48,813.9 billion	Yen 100,633.3 billion

Loans	Yen 34,816.6 billion	Yen 37,876.3 billion	Yen 72,693.0 billion

Net assets	Yen 3,142.2 billion	Yen 1,577.9 billion	Yen 4,720.2 billion

BIS capital ratio (Consolidated, International Standard)	11.97%	8.36%	10.21%

Tier 1 ratio	6.52%	4.27%	5.42%

Disclosed claims under Financial Revitalization Law (Note 3)	Yen 992.7 billion	Yen 3,556.3 billion	Yen 4,549.0 billion

Disclosed claims ratio under Financial Revitalization Law (Note 3)	2.55%	8.40%	5.60%

Gross business profit (Note 3)	Yen 925.3 billion	Yen 1,198.2 billion	Yen 2,123.5 billion

Net business profit (Note 3)	Yen 466.8 billion	Yen 708.1 billion	Yen 1,174.9 billion

Net profit	Yen 359.7 billion	(Yen 408.8 billion)	(Yen 49.0 billion)

Retail business

Individual deposits in Yen	Yen 25,862.5 billion	Yen 24,114.8 billion	Yen 49,977.3 billion

Individual deposits in foreign currencies (@Yen110/$)	Yen 808.7 billion	Yen 486.9 billion	Yen 1,295.6 billion

Loans to individual customers (Note 3)	Yen 7,798.9 billion	Yen 10,273.5 billion	Yen 18,072.5 billion

New housing loan extension (Note 4)	Yen 1,403.8 billion	Yen 1,609.6 billion	Yen 3,013.4 billion

Corporate business

Loans to SMEs (Note 3)	Yen 9,530.0 billion	Yen 14,816.4 billion	Yen 24,346.4 billion

Private placement bonds entrusted (Note 5)	Yen 234.4 billion	Yen 943.5 billion	Yen 1,177.9 billion

ABCP (Note 6)	Yen 1,998.9 billion	Yen 939.2 billion	Yen 2,938.1 billion

Volume of trade handling	US$ 237.1 billion	US$ 132.9 billion	US$ 370.0 billion

Share of customs clearing	26.9%	15.1%	42.0%

Notes:	1. Figures include sub-branches and agencies
2.	Figures exclude employees on external assignment and include the seconded from outside and local employees in overseas offices. Figures do not include temporary and part-time employees.
3.	Figures of UFJ Bank include those of 2 separated subsidiaries
4.	New loan contracts for residential purpose
5.	Figures exclude ABS
6.	Figures are based on amount of negotiation of claimable assets

<Outline of the Groups (3)> [Trust Banks] (Non-consolidated, as of end March 2004)

	The Mitsubishi Trust and Banking Corporation	UFJ Trust Bank Limited	Combined

Date of establishment	March 1927	November 1959	—

Registered Head Office	1-4-5, Marunouchi, Chiyoda-ku, Tokyo	1-4-3, Marunouchi, Chiyoda-ku, Tokyo	—

Representative	Haruya Uehara, President	Shintaro Yasuda, President	—

Shareholders’ capital	Yen 324,279 million	Yen 280,536 million	—

Credit rating	A-(S&P)	BBB(S&P)	—

(As of August 11, 2004)	A2(Moody’s)	A3(Moody’s)	—

Number of Outlets (Note 1)	56	39	95

In Japan	48	39	87

Overseas	8	0	8

Number of Employees (Note 2)	5,083	2,342	7,425

Total assets	Yen 19,364.2 billion	Yen 6,097.8 billion	Yen 25,462.0 billion

Deposits	Yen 10,844.7 billion	Yen 3,112.0 billion	Yen 13,956.8 billion

Loans (Note 3)	Yen 9,309.0 billion	Yen 4,088.1 billion	Yen 13,397.2 billion

Net assets	Yen 978.5 billion	Yen 383.2 billion	Yen 1,361.7 billion

Trust assets (Note 4)	Yen 55,876.3 billion	Yen 36,184.8 billion	Yen 92,061.2 billion

BIS capital ratio (Consolidated, International Standard)	15.03%	12.87%	14.40%

Tier 1 ratio	7.76%	8.72%	8.04%

Disclosed claims under Financial Revitalization Law (Note 3)	Yen 426.3 billion	Yen 393.0 billion	Yen 819.3 billion

Disclosed claims ratio under Financial Revitalization Law (Note 3)	4.50%	9.56%	6.03%

Gross business profit (Note 5,6)	Yen 339.0 billion	Yen 164.1 billion	Yen 503.2 billion

Net business profit (Note 6,7)	Yen 188.0 billion	Yen 86.4 billion	Yen 274.5 billion

Net profit (Note 6)	Yen 122.7 billion	Yen 33.2 billion	Yen 155.9 billion

Trust business

Number of testamentary trust with execution	8,626	5,423	14,049

Commissions and trust fees from real estate transactions	Yen 16.2 billion	Yen 12.3 billion	Yen 28.5 billion

Number of clients for stock transfer agency	916	2,049	2,965

Number of shareholders for stock transfer agency	6,365 thousand	12,686 thousand	19,051 thousand

Investment trusts under management	Yen 9.5 trillion	Yen 12.5 trillion	Yen 22.0 trillion

Corporate pension funds	Yen 14.9 trillion	Yen 8.6 trillion	Yen 23.5 trillion

Notes:	1. Figures include sub-branches and agencies
2.	Figures exclude employees on external assignment and include the seconded from outside and local employees in overseas offices. Figures do not include temporary and part-time employees.
3.	Combined for banking and trust accounts
4.	Figures include trust assets under the Service-Shared Co-Trusteeship
5.	Before credit costs for trust accounts
6.	Figures of UFJ Trust Bank include those of separated subsidiary
7.	Before credit costs for trust accounts and provision for formula allowance for loan losses

<Outline of the Groups (4)>

[Securities Firms]

(Non-consolidated, as of end March 2004)

	Mitsubishi Securities Co., Ltd.		UFJ Tsubasa Securities Co., Ltd.		Combined
Date of establishment	March 1948		April 1948		—

Registered Head Office	2-4-1, Marunouchi, Chiyoda-ku, Tokyo		1-1-3, Otemachi, Chiyoda-ku, Tokyo		—

Representative	Koichi Kane, President		Kimisuke Fujimoto, President		—

Shareholders’ capital	Yen 65,518 million		Yen 25,107 million		—

Number of outlets in Japan (Note 1)	69		89		158

Number of employees (Non-consolidated) (Note 2)	3,750		2,804		6,554

Total assets	Yen 4,535.9 billion		Yen 3,468.3 billion		Yen 8,004.3 billion

Client assets under custody	Yen 11.1 trillion		Yen 7.1 trillion		Yen 18.3 trillion

Retail assets under custody	Yen 3.3 trillion		Yen 3.5 trillion		Yen 6.8 trillion

Operating revenue	Yen 129.5 billion		Yen 85.8 billion		Yen 215.4 billion

(Commissions received)	Yen 59.1 billion		Yen 48.9 billion		Yen 108.1 billion

Ordinary profit	Yen 32.2 billion		Yen 22.0 billion		Yen 54.2 billion

Net profit	Yen 32.9 billion		Yen 17.8 billion		Yen 50.7 billion

Share of underwriting (Note 3)

Share in IPO public offerings	3.9%		3.5%		7.4%

Share in secondary stock offerings	4.5%		3.1%		7.6%

Share in straight bonds	10.4%		6.2%		16.6%

Share in Samurai bonds	9.3%		0.3%		9.6%

Share in ABS public offerings	1.0%		7.0%		8.0%

Total shares outstanding	472,661 thousand		603,243 thousand
	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue

	The Bank of Tokyo-Mitsubishi, Ltd.	52.25%	UFJ Bank Ltd.	61.57%

	Toyota Motor Corporation	5.89%	UFJ Trust Bank Ltd.	6.05%

	The Mitsubishi Trust and Banking Corporation	4.04%	UFJ Partners Asset Management Co., Ltd.	3.57%

	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.87%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.61%

Major shareholders	Japan Trustee Services Bank, Ltd. (Trust Account)	3.05%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.59%

	Nippon Life Insurance Company	2.34%	Shinsei Bank, Ltd.	1.48%

	Trust & Custody Services Bank, Ltd.	1.58%	Sumitomo Life Insurance Company	0.86%

	Daido Life Insurance Company	1.22%	Taiyo Life Insurance Company	0.85%

	The Chase Manhattan Bank NA London	1.16%	Meiji Yasuda Life Insurance Company	0.66%

	SHARQ	0.92%	Sanshin Co., Ltd.	0.65%

Notes:	1. Figures exclude outlets in the form of partial letting from banks
2.	Figures of Mitsubishi Securities include 32 executive officers (non-directors) Figures of UFJ Tsubasa Securities include 14 executive officers (non-directors)
3.	Source: Thomson DealWatch